PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated March 30, 2022)	Registration No. 333-259519

91,476,337 Shares of Class A Common Stock
____________________________________________

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 30, 2022 (as supplemented from time to time, the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 1 to Form S-1 (Registration Statement No. 333-259519) filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2022 and declared effective by the SEC on March 30, 2022, with the information contained in our Current Report on Form 8-K, filed with the SEC on August 5, 2022 (the “Form 8-K”), other than the information furnished in each of Item 2.02, Exhibit 99.1 and Exhibit 99.2, which was furnished and not filed with the SEC and shall not be deemed to be filed to update or supplement the information in the Prospectus. Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus relates to the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of: (i) 87,852,665 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), consisting of (a) 79,746,980 shares of Class A Common Stock beneficially owned by certain former stockholders of A Place for Rover, Inc. (“Legacy Rover” and such shares, the “Legacy Rover Shares”), (b) up to 2,206,559 shares of Class A Common Stock beneficially owned by certain former stockholders of Legacy Rover, which have been issued or shall be issuable upon the achievement of certain trading price targets for our Class A Common Stock, (c) up to 2,461,626 shares of Class A Common Stock beneficially owned by Nebula Caravel Holdings, LLC, a Delaware corporation (the “Sponsor”), and certain affiliates of the Sponsor, 492,326 of which vest upon the achievement of certain trading price targets for our Class A Common Stock, and (d) 3,437,500 shares of Class A Common Stock issued to the Sponsor; (ii) 1,965,201 shares of Class A Common Stock purchased at Closing by a subscriber pursuant to a PIPE Subscription Agreement; (iii) 1,000,000 shares of Class A Common Stock purchased by Broad Bay at Closing pursuant to the Assignment and Assumption Agreement; and (iv) 658,471 shares of Class A Common Stock received by the Sponsor upon the cashless exercise of 2,574,164 Private Placement Warrants purchased by the Sponsor in connection with the Caravel IPO. Capitalized terms not defined in this prospectus supplement are defined in the Prospectus.

 This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock is listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “ROVR.” On August 5, 2022, the last quoted sale price for our Class A Common Stock as reported on Nasdaq was $4.21 per share.
We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for the Prospectus and for future filings.
Investing in our Class A Common Stock involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 11 of the Prospectus as updated by the “Risk Factors” appearing on page 55 of our Quarterly Report on Form 10-Q filed on May 12, 2022.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 5, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 8-K
________________________________________
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
August 3, 2022
Date of Report (date of earliest event reported)
________________________________________
Rover Group, Inc.
(Exact name of registrant as specified in its charter)
________________________________________

Delaware	001-39774	85-3147201
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

720 Olive Way, 19th Floor, Seattle, WA	98101
(Address of Principal Executive Offices)	(Zip Code)

(888) 453-7889
Registrant's telephone number, including area code

(Former name or former address, if changed since last report.)
________________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ROVR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On August 4, 2022, Rover Group, Inc. (the “Company’) issued a press release announcing its financial results for the quarter ended June 30, 2022 and held a conference call that was broadly accessible to the public by dial-in conference call and webcast to discuss these financial results. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. A transcript of the conference call is furnished as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference. Information about the non-GAAP financial measures discussed during the conference call can be found in Exhibit 99.1 under “Non-GAAP Financial Measures” and in the Non-GAAP Reconciliation Supplement posted under the “News & Events-Presentations” section of the Company’s investor relations website at https://investors.rover.com/. The information on, or that can be accessed through, the Company’s website is not part of this report.

The information furnished in this Item 2.02, Exhibit 99.1 and Exhibit 99.2 of this Current Report on Form 8-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 3, 2022, the board of directors of the Company (the “Board”) appointed Charlie Wickers, the Vice President of Finance of the Company’s wholly owned subsidiary, A Place for Rover, Inc. (“APFR”), as Chief Financial Officer effective September 1, 2022 (the “Appointment Date”). He will succeed Tracy Knox. Ms. Knox’s intended retirement from the Chief Financial Officer role was previously disclosed in the Company’s current report on Form 8-K filed on March 7, 2022.

Mr. Wickers, 37, has served as Vice President of Finance of APFR since September 2019, and served as APFR’s Senior Director of Financial Planning and Analysis (“FP&A”) from April 2018 to September 2019 and as APFR’s Director of FP&A from May 2017 to April 2018. Prior to joining the Company, Mr. Wickers served as Director of FP&A at Ivanti, Inc., an IT software company, from May 2014 to April 2017. Mr. Wickers brings over 16 years of technology company experience in financial operations, financial planning and analysis and business analytics. In his tenure at the Company, Mr. Wickers has led FP&A and strategic finance, and has been part of the executive leadership team. Mr. Wickers serves as a leading member of the Company’s investor relations team, including involvement in roadshows, conferences, and earnings communications. Mr. Wickers holds a B.S. in Business/Communications/General Studies from Western Washington University.

There are no family relationships among Mr. Wickers and any of the executive officers or directors of the Company. There are no transactions with Mr. Wickers required to be reported pursuant to Item 404(a) of Regulation S-K. There are no arrangements or understandings between Mr. Wickers and any person, other than with directors or officers of the Company acting solely in their capacities as such, pursuant to which Mr. Wickers was selected as Chief Financial Officer.

In connection with his appointment as Chief Financial Officer, the Company, APFR, and Mr. Wickers entered into an Employment Letter Agreement (the “Employment Agreement”), dated as of August 3, 2022. Beginning on the Appointment Date, Mr. Wickers annual base salary will be increased to $355,000 and his annual target incentive bonus will be increased to 50% of his base annual salary for the last four months of 2022, with the percentage in effect prior to the Appointment Date applying to the first eight months of 2022.

In addition, the Company will recommend to the compensation committee of the Board that Mr. Wickers receive an award grant of restricted stock units (“RSUs”) with the total number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), underlying the RSUs equal to the quotient of $1.3 million divided by the volume-weighted average price of the Class A Common Stock over the 90 days preceding the grant date of the award. The RSUs will be scheduled to vest over four years following the Appointment Date in equal quarterly installments on the Company’s standard quarterly vesting dates, subject to Mr. Wickers remaining a service provider through such dates. However, if Mr. Wickers is involuntarily terminated (as defined in the Employment Agreement) in connection with or within 12 months after a Change of Control (as defined in the Company’s 2021 Equity Incentive Plan), then 100% of the then-unvested shares subject to any Company equity award (whether granted before or after the date of the Employment Agreement) will immediately vest. The recommended RSU grant will be subject to compensation committee approval, in its discretion, and the terms and conditions of the Company’s 2021 Equity Incentive Plan and the related award agreements.

The foregoing description of the Employment Agreement is qualified in its entirety by the full text of the Employment Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

The Company will also enter into an indemnification agreement with Mr. Wickers substantially in the form previously filed as Exhibit 10.17 of the Company’s Annual Report on Form 10-K filed on March 21, 2022 and add him to its directors’ and officers’ liability insurance policy.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit
10.1	Employment Letter Agreement, dated August 3, 2022, between Rover Group, Inc., A Place for Rover, Inc. and Charlie Wickers.
99.1	Press Release, dated August 4, 2022.
99.2	Transcript of conference call held August 4, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROVER GROUP, INC.

Date: August 5, 2022	By:	/s/ Tracy Knox
Tracy Knox
Chief Financial Officer

Exhibit 10.1
Rover Group, Inc.

Employment Letter Agreement
August 3, 2022

Attn: Charlie Wickers
720 Olive Way, 19th Floor
Seattle, Washington 98104
Dear Charlie,
This letter agreement (the “Agreement”) is entered into between Rover Group, Inc. (the “Company”), the Company’s wholly-owned subsidiary, A Place for Rover, Inc. (“Subsidiary”), and you. This Agreement is effective as of the date signed below (the “Effective Date”).
We are pleased to offer you the position of Chief Financial Officer of the Company, beginning as of September 1, 2022 (the “Promotion Date”). In connection with this appointment, you may be assigned duties to the Company and its affiliates, including Subsidiary (collectively, the “Company Group”), and you will continue to be employed on an at-will basis by Subsidiary. You agree that you will at all times loyally, conscientiously and to the best of your ability perform all of the duties and obligations of your position to the reasonable satisfaction of the Company. During your employment, the Company will be entitled to all of the benefits and profits arising from or incident to all work, services and advice provided by you to the Company Group.
In consideration of your appointment as an officer of the Company, you acknowledge and agree that the following salary, benefits, and other compensation to be provided to you in connection with your employment with Subsidiary are intended to compensate you for all work performed for, and all offices held with, the Company Group:
Cash Compensation.
Your annual salary will be increased to $355,000 effective as of the Promotion Date. You will be paid semi-monthly in accordance with Subsidiary’s standard payroll practices.

Bonus.
Also beginning on the Promotion Date, your target bonus eligibility will increase to fifty percent (50%) of your annual salary, with such percentage applying to the last four months of 2022 and the percentage in effect prior to the Promotion Date applying to the first eight months of 2022. As before, the criteria for any bonus payout will be determined by the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) pursuant to the Company’s Employee Incentive Compensation Plan and applied during the Compensation Committee’s annual executive compensation review.
Equity Interest.
We will recommend to the Compensation Committee that the Company grant you an award of restricted Stock Units (“RSUs”) with respect to shares of its Class A Common Stock (the “Shares”), such that the total number of Shares underlying the award is equal to the quotient of $1,300,000 divided by the volume-weighted average price of a Share over the 90 days preceding the grant date of the award. The recommended RSU grant will be subject to the terms and conditions of a Restricted Stock Unit Award Agreement and the Company’s 2021 Equity Incentive Plan (the “2021 Plan”) and will vest over four years following the Promotion Date in equal quarterly installments on the Company’s standard quarterly vesting dates, subject to your remaining a Service Provider (as defined in the 2021 Plan) through such dates. The RSU grant is subject to the approval of the Compensation Committee, in its discretion.

Notwithstanding the foregoing, if you are Involuntarily Terminated (as defined below) in connection with or within 12 months after a Change of Control (as defined in the 2021 Plan), then 100% of the then-unvested Shares subject to any Company equity award (whether granted before or after the date hereof) shall immediately vest on the date you are Involuntarily Terminated.

As used herein, the following definitions apply:

“Cause” for termination of your status as a Service Provider will exist if any of the following occur: (i) theft, dishonesty, or falsification by you of any documents or records of the Company Group (including a successor corporation, as the case may be) (each, a “Participating Company”); (ii) your improper use or disclosure of a Participating Company’s confidential or confidential or proprietary information; (iii) any intentional or negligent action by you that has, and was reasonably likely at the time the action was taken to have, a material detrimental effect on a Participating Company’s reputation or business; (iv) your failure or inability to perform any reasonably assigned duties after you have received from a Participating Company written notice of, and have had a reasonable opportunity to cure, such failure or inability; (v) your material breach of any employment agreement with a Participating Company, which breach is not cured pursuant to the terms of such agreement; or (vi) your conviction (including any plea of nolo contendere) of any criminal act under the laws of the United States (or any jurisdiction therein) which impairs your ability to perform your duties with a Participating Company.

“Involuntarily Terminated” means the termination of your status as a Service Provider with Subsidiary or any member of Company Group by which you may become employed in the future (or the successor corporation, as the case may be) under the following circumstances: (i) termination without Cause by your employer; or (ii) resignation by you within 30 days after the expiration of any Company cure period (discussed below) following: (A) a material reduction in your job responsibilities, provided that neither a mere change in title alone nor reassignment following a Change of Control to a position that is substantially similar in operational responsibilities, regardless of reporting relationships, to the position held prior to the Change of Control shall constitute a material reduction in job responsibilities; (B) relocation by the Company Group or the successor corporation, as applicable, of your principal work site to a facility or location more than 35 miles from your principal work site at the time of the Change of Control; or (C) a reduction in your then-current annual salary or target bonus potential, in either case by at least five percent (5%); provided, however, that an across-the-board reduction in the salary or bonus level of other senior employees of the Company Group by the same percentage amount as part of a general salary or bonus level reduction shall not constitute such a reduction. You will not be deemed to have been Involuntarily Terminated under clause (ii) of this paragraph unless you have first provided the Company with written notice of the condition covered by clause (ii) within ninety (90) days of the initial existence of such condition and a reasonable cure period of not less than thirty (30) days following the date the Company receives such notice, and such condition has not been cured during such cure period.

Proprietary Information/Inventions.
As an employee of Subsidiary, you will continue to have access to certain confidential information of the Company Group and you may, during the course of your employment, develop certain information or inventions that will be the property of the Company Group. To protect the interests of the Company Group, your acceptance of this letter agreement confirms that the terms of the Company’s Proprietary Information and Inventions Agreement (as amended) that you previously signed with the Company still apply.

Employment Relationship.
Employment with Subsidiary will continue to be for no specific period of time. Your employment with Subsidiary (and any member of the Company Group with which you may become employed in the future) will continue to be “at will,” meaning that either you or the employer may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this Agreement. This is the full and complete agreement between you and the Subsidiary (and the Company) on this term. The “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you).

[signatures appear on following page]

Please confirm the foregoing terms and conditions of your employment by signing and dating this Agreement in the spaces indicated on the following page and returning this Agreement to the Company.
Sincerely,
Rover Group, Inc.
By: ___/s/ Aaron Easterly_________
Aaron Easterly, CEO

************************************
I hereby accept and agree to the terms and conditions set forth in this Agreement.

___/s/ Charlie Wickers___________
Charlie Wickers